SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-25553
CUSIP NUMBER	03076R 104

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: January 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Amersin Life Sciences Corp Hubei Pharmaceutical Group Ltd. 410 Park Avenue, 15th Floor New York, NY 10022

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     A courier shipment from our offices in China to our auditors as a follow-up to their physical audit of the facilities was delayed in transit and is essential to the preparation of the financial statements reflecting this year acquisition of our interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Eric Fletcher	604	881-2899 ext. 300

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The company did not report operational revenues or profits in prior years. During the current fiscal year it acquired an interest in a profitable joint venture pharmaceutical manufacturing operation in China. This took place part way through the second quarter ended July 31st, 2004.

      For the partial second quarter the company reported revenues of approximately 1.85 million dollars and an operating profit of approximately $682,000.

      For the third quarter the company reported revenues of approximately 2.04 million dollars and an operating profit of approximately $636,000

      For the fourth quarter the company has previous reported revenue estimates for the joint venture at approximately 2.5 million dollars and operating profits of approximately $848,000. It also estimated the total operational revenues for the subsidiary for the 8 months of operations in the fiscal year to be approximately 6.5 million dollars with an operating profit of approximately 2.2 million dollars before allowing for the interest of the joint venture partner.

      As a result, the company anticipates reporting profits for the fiscal year ended January 31st, 2004 as compared to losses in all years prior.

Amersin Life Sciences Corp
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2005	By:	/s/ H.Y. (Reid) Li H.Y. (Reid) Li President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).